GMX Resources Inc.

One Benham Place

9400 North Broadway, Suite 600

Oklahoma City, Oklahoma 73114

November 4, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: H. Roger Schwall

Re:	GMX Resources Inc.

Registration Statement on Form S-3/A

Filed August 2, 2011

File No. 333-175157

Dear Mr. Schwall:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, GMX Resources Inc., an Oklahoma corporation (the “Registrant”), hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 1:00 p.m., Washington, D.C. time, on Tuesday, November 8, 2011, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David C. Buck of Andrews Kurth LLP at (713) 220-4301 with any questions you may have concerning this request. In addition, please notify Mr. Buck when this request for acceleration has been granted.

Sincerely,

GMX RESOURCES INC.

By:	/s/ James A. Merrill
James A. Merrill
Chief Financial Officer